Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018

May 17, 2023

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian McAllister, Craig Arakawa, Timothy S. Levenberg and Laura Nicholson

Re:	C3is Inc.

   Registration Statement on Form F-1

   Filed April 12, 2023

   File No. 333-271228

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated April 28, 2023 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registration Statement on Form F-1 filed with the SEC on April 12, 2023 (the “Registration Statement”). In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments and the responses below are to page numbers in the Registration statement.

Form F-1 filed April 12, 2023

Audited Carve Out Financial Statement of C3is Inc. Successor

Notes to the Combined carve-out Financial Statements

1. Basis of Presentation, page F-7

1.

You disclose that C3is Inc. Predecessor is affiliated with the family of Harry Vafias, the Chairman, CEO and President of Imperial Petroleum (IMPP) and as such the Company and C3is Inc. Predecessor are related parties. You also state at page 8 that C3is Inc. Predecessor is controlled by members of the Vafias family. We understand that Mr. Vafias maintains significant voting interests and substantial influence over IMPP through his ownership of its common and preferred stock and the aforementioned roles he serves at IMPP. Please tell us how you considered these factors in determining whether common control existed between C3is Inc. Predecessor and Imperial Petroleum, providing an analysis that supports your accounting for the acquisition of these vessels by C3is Inc. Successor at fair value.

May 17, 2023

Response: The Registrant respectfully provides the following background information and analysis in response to the Staff’s comment.

Background Information

Imperial Petroleum Inc. (“IMPP”) is a Nasdaq-listed shipping company owning 12 vessels which was established in 2021. IMPP is the result of the spin-off (the “Spin-Off”) of four tanker vessels owned by StealthGas Inc. The Spin-Off was completed in December 2021. The Board of Directors of IMPP consists of IMPP’s CEO, Harry Vafias, and two independent members, i.e., a total of three members. No other members of the Vafias family are directors on the Board of Directors of IMPP. All activities of IMPP that significantly affect its economic performance, such as buying and selling vessels, hiring and firing of executive management, and major financing decisions require approval of the majority of the Board of Directors.

In July 2022, IMPP entered into agreements to acquire two drybulk carriers, the vessels Eco Bushfire and Eco Angelbay, from entities controlled by the Vafias family. These entities are herein referred to as “C3is Inc. Predecessor.” One of the vessels was delivered to IMPP on September 21, 2022 and the second vessel on October 19, 2022.

C3is Inc. Predecessor is owned and controlled by members of the Vafias family.

On July 7, 2022, Mr. Vafias, including the members of his family, owned:

•	less than 5% of the common stock of IMPP (“common stock”).

•

approximately 20% of the 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock of IMPP (“Series A Preferred Stock”). The holders of Series A Preferred Stock have no voting rights and have a right to 8.75% dividend when and if declared by the Board of Directors of IMPP.

On October 21, 2022, Mr. Vafias, including the members of his family, owned:

•	less than 5% of the common stock.

•

approximately 20% of the Series A Preferred Stock. The holders of Series A Preferred Stock have no voting rights and have a right to 8.75% dividend when and if declared by the Board of Directors of IMPP.

•

100% of Series B Preferred Stock of IMPP (“Series B Preferred Stock”), which entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the IMPP; provided however, that no holder of Series B Preferred Stock may exercise voting rights pursuant to Series B Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B Preferred Stock, common stock or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of IMPP. The holders of Series B Preferred Stock generally has no economic rights.

IMPP has entered into a management agreement (the “Management Agreement”) with Stealth Maritime Corporation S.A. (the “Manager”), an entity controlled by members of the Vafias family, pursuant to which the Manager provides IMPP technical and commercial management services for the vessels owned by IMPP for a fixed daily fee and for a fee based on actual revenues, respectively, as well as the services of the CEO and the CFO for a fixed fee per year.

May 17, 2023

1)	Is the transaction relating to the sale of the vessels Eco Bushfire and Eco Angelbay from C3is Inc. Predecessor to IMPP a transaction between entities under common control?

In order for the transaction to be between entities under common control, Mr. Vafias or members of his family should control both C3is Inc. Predecessor and IMPP.

The term “control“ has the same meaning as the term “controlling financial interest“ in ASC 810-10-15-8, which states:

“For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.”

In determining control, an entity cannot consider only voting interests. Control may be established in other ways, such as variable interests under the Variable Interest Entities Subsections of ASC 810-10 or contractual and other legal arrangements.

While “common control“ is not defined, the Registrant believes this term encompasses situations in which separate entities would have been consolidated by the same parent if the parent prepared consolidated financial statements.

The Registrant further notes the following:

While C3is Inc. Predecessor is controlled by members of the Vafias family, at the date IMPP agreed to acquire the vessels Eco Bushfire and Eco Angelbay from C3is Inc. Predecessor, i.e., on July 7, 2022, Mr. Vafias, including his family, owned less than 5% of the outstanding common stock and the Series A Preferred Stock held by him did not provide him any voting rights. Furthermore, his aggregate voting power after taking into account the voting power provided by the Series B Preferred Stock issued on October 21, 2022 does not exceed 49.99% (including the common stock owned by Mr. Harry Vafias or his family) of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of IMPP. We note that the Board of Directors of IMPP controls all significant decisions that are expected to impact the economic performance of IMPP and all such matters require a majority vote of the Board of Directors, which Mr. Vafias does not control occupying only one of three board seats.

In addition, there are no other contractual arrangements that establish control of IMPP by Mr. Vafias. The services provided to the Company through the Management Agreement do not shift decision making over any major decisions from the Board of Directors to Mr. Vafias or his family. Taking into account this, there is no majority voting interest by one entity or affiliated entities, directly or indirectly, of more than 50% of the outstanding voting shares of IMPP. Therefore, the Registrant has concluded that Mr. Vafias does not control IMPP, and as a result, C3is Inc. Predecessor and IMPP are not entities under common control.

May 17, 2023

2)

Does the Management Agreement represents a variable interest in IMPP? Does it establish control of IMPP by Mr. Vafias? Is control of IMPP by Mr. Vafias established in other ways such as variable interests under the Variable Interest Entities Subsections of ASC 810-10?

As per ASC 810-10-55-37, the three conditions which must all be met to conclude that fees received by an entity’s decision makers or service providers do not represent variable interests in that entity are:

•	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

•

The decision maker or service provider (and its related parties or de facto agents) does not hold other interests in the variable interest entity that individually, or in the aggregate, would absorb more than an insignificant amount of the variable interest entity’s expected losses or receive more than an insignificant amount of the variable interest entity’s expected residual returns.

•	The service arrangement includes only terms, conditions or amounts that are customarily present in arrangements for similar services negotiated at arm’s-length.

If the above three conditions are met, fees paid to such a decision maker would therefore not represent a variable interest in the legal entity, and the decision maker would not need to continue with its consolidation assessment of the legal entity. Conversely, if a decision maker does not meet all of the criteria in ASC 810-10-55-37, the fees paid to the decision maker would be considered variable interests and further consideration under the variable interest entity model would be required.

The Management Agreement provides for:

•

fixed management fee of $440 per vessel per day to the Manager. Fees charged relate specifically to technical support and maintenance, insurance, consulting, financial and accounting services provided under the Management Agreement.

•

a fee equal to 1.25% to the Manager of the gross freight, demurrage and charter hire collected from the employment of IMPP’s vessels. Fees charged relate specifically to services provided under the management agreement for securing charter parties for IMPP’s vessels.

•

a fee equal to 1% to the Manager of the contract price of any vessel bought or sold. Fees charged relate specifically to services provided under the Management Agreement for securing buyers/sellers for IMPP’s vessels in case a sale & purchase transaction takes place.

•

$250,149 for CEO and CFO compensation for the first 12 months following the Spin-Off. CEO and CFO services are provided by the Manager in accordance with the provisions of the Management Agreement. These fees relate to compensation for such services.

IMPP’s management has concluded that the fees paid to the Manager (i.e. fees paid to decision makers or service providers) did not represent a variable interest in IMPP by the Vafias family for the following reasons:

•

The fees charged under the Management Agreement are consistent with IMPP management’s understanding of the shipping industry and based on IMPP management’s review of other management agreements for the provision of similar services.

May 17, 2023

•	The Management Agreement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services.

•

The Manager including the Vafias family do not hold other interests in IMPP that individually, or in the aggregate, would absorb more than an insignificant amount of IMPP’s expected losses or receive more than an insignificant amount of IMPP’s expected residual returns.

3)	How will the acquisition of the vessels Eco Bushfire and Eco Angelbay be accounted for by IMPP?

IMPP management has concluded that the Vafias family did not own a controlling financial interest or variable interest in IMPP at the dates of the purchase agreement and the closing of the transactions for the vessels Eco Bushfire and Eco Angelbay. IMPP management has also concluded that IMPP did not own a controlling financial interest or variable interest in C3is Inc. Predecessor at the dates of the purchase agreement and the closing of the transactions for the vessels Eco Bushfire and Eco Angelbay, and therefore, IMPP did not control C3is Inc. Predecessor. Therefore, IMPP management has concluded that the purchase of the vessels from C3is Inc. Predecessor is not considered a common control transaction, and should be accounted for as an asset acquisition as defined under ASC 805-50.

Taking into account that the consideration for the acquisition of the vessels was cash, the cost of the acquisition was measured, in accordance with ASC 805-50-30-2, on the basis of the cash paid plus the direct transaction costs incurred to effect the acquisition.

Audited Combined Financial Statement of C3is Inc. Predecessor

Notes to the Combined carve-out Financial Statements

3. Transactions with Related parties, page F-22

2.

We note that C3is Inc. Predecessor sold the vessels Eco Bushfire and Eco Angelbay to IMPP for a total of $39 million on July 7, 2022. However the statements of comprehensive income and cash flows do not appear to reflect the gain/loss or the proceeds received upon sale of Eco Angelbay. Please explain why this transaction is not reflected in the financial statements or revise your disclosure accordingly.

Response: The Registrant respectfully advises the Staff that based on Note 1 to the combined financial statements of C3is Inc. Predecessor in the Registration Statement, on July 7, 2022, C3is Inc. Predecessor entered into an agreement to sell its vessels to IMPP for $39.0 million. The sales were concluded with the delivery of the vessel Eco Bushfire to IMPP on September 21, 2022 and the vessel Eco Angelbay on October 19, 2022. As disclosed in Note 1 to the combined financial statements of C3is Inc. Predecessor in the Registration Statement, October 18, 2022 is the last date of operations of C3is Inc. Predecessor and the last date of the periods covered by the combined financial statements of C3is Inc. Predecessor.

The Registrant further advises the Staff that since the sale of the vessel Eco Angelbay was completed on October 19, 2022, the resulting gain on sale and the proceeds received upon its sale, are not reflected in the combined financial statements of C3is Inc. Predecessor for the period from January 1, 2022 to October 18, 2022.

May 17, 2023

****

The Registrant notes the Staff’s orally conveyed comment regarding the date of the capitalization table included in the Registration Statement. The Registrant respectfully advises the Staff that it has revised the Registration Statement to clarify that there have not been any material changes to its capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments subsequent to the date of the capitalization table, that the capitalization table has not been adjusted for. The Registrant respectfully advises the Staff that it believes the presentation of the capitalization table in the Registration Statement is consistent with the guidance in Section 6270 of the Division of Corporation Finance’s Financial Reporting Manual which provides as follows (emphasis added):

“6270 Capitalization Table (Last updated: 9/30/2009) Item 3.B of Form 20-F literally requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. As written, the Item 3.B age requirement for the capitalization table would be considerably more stringent than the 135-day window customarily used by U.S. issuers in their registration statements. The staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in its registration statement.”

*****

Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy

Finnbarr D. Murphy

cc: Diamantis Andriotis, C3is Inc.